UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)*
Under the Securities Exchange Act of 1934
Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
+30-210-4595000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
May 24, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		12,372,551(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,372,551(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

12,372,551(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

39.1%(1)

14	TYPE OF REPORTING PERSON*

CO
(1)    Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days. Also does not include 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the acquisition of vessels that was approved by stockholders of the Issuer on May 25, 2010 (the “Acquisition”) is consummated. If the Acquisition is consummated, Navios Maritime Holdings Inc. will beneficially own 19,972,551 shares of common stock, which would represent 50.9% of the Issuer’s outstanding common stock as of May 24, 2010, assuming no reduction in the Issuer’s outstanding common stock due to conversions.

Page 2 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Panama

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,502,628(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,502,628(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,502,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

4.8%

14	TYPE OF REPORTING PERSON*

CO

(1)	Represents shares of Common Stock owned directly by Amadeus Maritime S.A. of which Angeliki Frangou has beneficial ownership.

Page 3 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greek

	7	SOLE VOTING POWER

NUMBER OF		1,702,628(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,702,628(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,702,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

5.4%

14	TYPE OF REPORTING PERSON*

IN

(1)	Includes 1,502,628 shares of Common Stock held directly by Amadeus Maritime S.A. of which Ms. Frangou is the beneficial owner.

Page 4 of 6 pages

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 5, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, and Amendment No. 4 filed on May 5, 2010 (“Amendment No. 4”), all other provisions of the Schedule 13D filed by the Reporting Persons on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
This Amendment No. 5 supplements Item 3 of Amendment No. 4 by inserting the following paragraph after the last paragraph of Item 3 of Amendment No. 4:
Holdings used an aggregate of $18,371,990.06 from its working capital to fund the Common Stock purchases subject to and described in Item 5 of this Amendment No. 5.
Item 4. Purpose of Transaction
This Amendment No. 5 supplements Item 4 of Amendment No. 4 by inserting the following paragraph after the last paragraph of Item 4 of Amendment No. 4:
On May 24, 2010, Holdings purchased an aggregate of 1,829,666 shares of Common Stock in privately negotiated transactions for an aggregate purchase price of $18,371,990.06.
Item 5. Interest in Securities of the Issuer
This Amendment No. 5 amends and restates Item 5(a) and (b) of the Original Schedule 13D as set forth below, and supplements Item 5(c) of Amendment No. 4 by inserting the table in (c) below after the table in Item 5(c) of Amendment No. 4:
          (a), (b) As of May 24, 2010, Holdings beneficially owns 12,372,551 shares of the Issuer’s Common Stock, which does not include 7,600,000 shares of Common Stock issuable upon exercise of private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the Acquisition is consummated, and does not include 6,035,000 shares of Common Stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days. The warrants underlying the sponsor units are not exercisable unless and until the reported last sale price of the Common Stock equals or exceeds $13.75 per share for any 20 days within any 30-trading day period beginning 90 days after the initial business combination. Angeliki Frangou beneficially owns 1,702,628 shares of the Issuer’s Common Stock; of this amount Ms. Frangou has sole dispositive and voting power over 200,000 shares that she owns directly, and she has sole voting and dispositive power over 1,502,628 shares held indirectly through Amadeus, which shares voting and dispositive power with Ms. Frangou. Ms. Frangou is Chairman of the Board of Directors, Chief Executive Officer and a principal stockholder of Holdings. Ms. Frangou disclaims beneficial ownership of any shares of Common Stock owned by Holdings and Holdings disclaims beneficial ownership of any shares of Common Stock owned by Ms. Frangou or Amadeus, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons, except with respect to the 1,502,628 shares of Common Stock owned by Amadeus of which Ms. Frangou is the beneficial owner.
     (c) The following transactions, the aggregate number of which are reported herein, were effected during the past 60 days:

		Shares of Common Stock
Reporting Person	Date of Purchase	Purchased	Price Per Share
Navios Maritime Holdings Inc.	5/24/10	200,191	$9.91
Navios Maritime Holdings Inc.	5/24/10	200,000	$9.91
Navios Maritime Holdings Inc.	5/24/10	265,000	$9.91
Navios Maritime Holdings Inc.	5/24/10	800,000	$10.15
Navios Maritime Holdings Inc.	5/24/10	200,000	$10.15
Navios Maritime Holdings Inc.	5/24/10	86,875	$9.91
Navios Maritime Holdings Inc.	5/24/10	77,600	$9.91
Item 7. Material to be Filed as Exhibits
The following exhibit is filed as part of this Amendment No. 5:

Form of Stock Purchase Agreement.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2010		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Amadeus Maritime S.A.

	By:	/s/ Jose Silva

	Name:	Jose Silva
	Title:	President

/s/ Angeliki Frangou (individually)